UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders, dated January 26, 2015

Item 1

ISRAEL CHEMICALS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on Thursday, February 26, 2015, at 11:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	re-election of Yaacov Dior and Dr. Miriam Haran, as external directors;

(2)	election of Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas, as directors;

(3)	approval of the cash and/or equity compensation of certain directors; and

(4)	approval of the amendment and renewal of the Management Services Agreement with Israel Corporation Ltd. and H.L. Management and Consulting (1986), Ltd.

Shareholders of record at the close of business on January 27, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority) to the offices of the Company at the address set forth above, Attention: Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the Tel Aviv Stock Exchange), you are considered the beneficial owner of shares held in “street name.” The street name holder will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,

Lisa Haimovitz
Vice President, General Counsel and Corporate Secretary

Dated: January 26, 2015

ISRAEL CHEMICALS LTD.
PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”) of Israel Chemicals Ltd. (the “Company”) in connection with the solicitation by the Board of Directors (the “Board of Directors”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, February 26, 2015, at 11:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	re-election of Yaacov Dior and Dr. Miriam Haran, as external directors;

(2)	election of Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas, as directors;

(3)	approval of the cash and/or equity compensation of certain directors; and

(4)	approval of the amendment and renewal of the Management Services Agreement with Israel Corporation Ltd. and/or H.L. Management and Consulting (1986), Ltd.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than February 2, 2015.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the ISA (“MAGNA”)) to the offices of the Company not less than 72 hours prior to the time schedule for the Meeting, unless a shorter period is determined by the chairman of the Meeting, at the address set forth above, Attention: Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on January 27, 2015 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about January 30, 2015 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On January 23, 2015, 1,271,353,425 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of shares should take note that, pursuant to Article 75 of the Articles of Association of the Company (the "Articles"), the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

The following table presents as of January 25, 2015 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number		Percentage
Israel Corporation Ltd. (2)	587,055,812	(3),(4)	46.18%
PotashCorp Agricultural Cooperative Society Ltd.(5)	176,088,630		13.85%

(1)	The percentages shown are based on 1,271,353,425 Ordinary Shares issued and outstanding as of January 25, 2015 (after excluding shares held by us or our subsidiaries).

(2)
Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public Israeli company listed on the Tel Aviv Stock Exchange (the “TASE”). Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as jointly controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law (both Millennium and Mr. Ofer hold shares in Israel Corp. directly and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as a beneficiary of a trust that has indirect control of Millennium). Millennium holds approximately 46.94% of the share capital of Israel Corp. To the best of our knowledge, Millennium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holdings, respectively. Mashat is a private company which is wholly owned by a Dutch company, Ansonia (Holdings) B.V. (“Ansonia”). Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, of which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.46% of the share capital of Israel Corp., is a shareholder in Millennium as abovementioned. XT Investments is a private company, wholly owned by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust of which Mr. Idan Ofer is a prime beneficiary. Among other things, Mr. Ehud Angel holds a special share that grants him, inter alia, under certain limitations for certain issues, an additional vote on the board of directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by a foreign discretionary trust that holds Mashat, as abovementioned, in which Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

(3)
Excludes 36,207,128 Ordinary Shares subject to forward sale agreements. For more information with respect to such agreements, please see our U.S. IPO prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2014.

(4)
As of September 10, 2014, 372 million Ordinary Shares had been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $1.034 billion.

(5)
PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

PROPOSALS

Item 1 – Re-election of Mr. Yaacov Dior and Dr. Miriam Haran as External Directors

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as us, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”), to have at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation. All of the external directors of a company must be members of its audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director. External directors serve for up to three terms of three years each, and the board of directors may nominate them for additional terms under certain circumstances.

Yaacov Dior’s first three-year term as an external director expired on October 4, 2014, and Dr. Miriam Haran's second three-year term as an external director will expire on August 28, 2015. On January 26, 2015, our Board of Directors resolved to nominate each of Mr. Dior and Dr. Haran as external directors for an additional term of three years. At the Meeting, you will be asked to re-elect Mr. Dior and Dr. Haran as external directors for an additional three-year term, with Mr. Dior’s term commencing on the date of the Meeting and Dr. Haran’s term commencing on August 29, 2015.

A brief biography of each nominee is set forth below:

Yaacov Dior. Mr. Dior served as a director from October 2011 to October 2014. Mr. Dior was Chief Executive Officer of IDT Carmel LTD and Chairman of the Board of Kneh Hakol Ltd. He is an External Director of Clal Insurance Holdings Ltd. and has served as Chairman of the Boards of Directors of Cellarix Mobile Payments Ltd. (up to January 21, 2013). Mr. Dior was the Chief Executive Officer of Visa from 1988 to 1995 and was a member of the Board of Directors of Israel Credit Card Ltd. (Visa CAL). He was Chief Executive Officer of Visa Alpha from 1995 to 2000. Mr. Dior is a Member of Friends of Bar-Ilan University and Chairman of the Audit Committee of Bar-Ilan University. In addition, Mr. Dior is a Member of the Public Committee of Alut—the National Association for Autistic Children and a Member of the Association of Friends of Meir Hospital. Mr. Dior holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem and an MBA from Tel Aviv University.

Dr. Miriam Haran. Dr. Haran has served as a director since September 2009. Dr. Haran has served as Director General of Israel's Ministry of the Environment. Dr. Haran serves as the head of Ono Academic College's MBA Program in Environmental Management, consultant for Ashkelon-Eilat Pipeline Ltd. and board member of the Company for Environmental Services (2008-2012). Dr. Haran also served as Chairman, Consumer Council, and is a Board member in M.A.I (recycling electrical and electronic waste). Dr. Haran holds a Ph.D in Organic Chemistry from Brandeis University and a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

The Audit and Finance Committee of the Board of Directors (the “Audit Committee”) has determined that each of Mr. Dior and Dr. Haran complies with all qualifications of an external director under the Companies Law, and the Board of Directors has determined that each of them complies with all the qualifications of an independent director under the NYSE rules. Closer to the commencement of her next term, we will re-confirm whether Dr. Haran continues to qualify as such. In addition, the Board of Directors has determined that Mr. Dior qualifies to serve as an “audit committee financial expert”, as defined in the SEC rules, and has "financial and accounting expertise", as defined in regulations promulgated under the Companies Law, and that Dr. Haran qualifies as an "expert external director", as defined in regulations promulgated under the Companies Law.

If elected, each of Mr. Dior and Dr. Haran will be entitled to receive the compensation set forth in Item 3 below, subject to shareholder approval. In the event the required shareholder approval is not received for Item 3, then if elected, each of Mr. Dior and Dr. Haran will be entitled to receive the same amount of cash compensation that is currently paid to our directors, which is equal to the maximum amount payable to external directors pursuant to the regulations promulgated under the Companies Law. In addition, if elected, each of Mr. Dior and Dr. Haran will continue to be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors.

Required Approval

Pursuant to the Companies Law, the approval of these resolutions require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted at the meeting vote in favor of the election of the external director or (ii) the total number of shares among the shareholders described in clause (i) above voted against the election of the external director does not exceed two percent of the outstanding voting power in the Company.
According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot, as applicable, to indicate whether or not they have a personal interest in this matter.
Israel Corp. is the Company’s controlling shareholder. Since it is highly unlikely that any of the Company’s public shareholders is a controlling shareholder of the Company or has a personal interest in this matter, and to avoid confusion, the enclosed form of proxy includes a certification that you are not a controlling shareholder and do not have a personal interest in this matter. If you are unable to make this certification, please contact the Company's General Counsel for guidance on how to vote at +972-3-684-4440 or, if you hold your shares in "street name", please instruct the representative managing your account to contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of written ballot that we will file via MAGNA.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to re-elect Mr. Yaacov Dior to the Board of Directors for a three-year term as an external director, effective immediately.

RESOLVED, to re-elect Dr. Miriam Haran to the Board of Directors for a three-year term as an external director, effective as of August 29, 2015.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Election of Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas

At the Meeting, Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas will be proposed for election to our Board of Directors, each to hold office until the close of our next annual general meeting of shareholders, unless his office is earlier vacated.

The Board of Directors currently consists of eight directors, including two external directors. They are Nir Gilad (Chairman), Avisar Paz, Eran Sarig, Ovadia Eli, Victor Medina, Dr. Miriam Haran, Prof. Yair Orgler and Aviad Kaufman. Since Mr. Medina has been classified as an “independent director” under the Companies Law, his term will expire on September 4, 2015, which is the nine-year anniversary of his initial election date to the Board of Directors. For the same reason, Mr. Avraham (Baiga) Shochat’s nine-year term expired on January 25, 2015.

Each of the nominees has certified to the Company that he complies with all qualifications of a director under the Companies Law, and the Board of Directors has determined that each of Mr. Merszei and Mr. Eckhaus complies with all the qualifications of an "independent director" under the NYSE rules and that each of the nominees has "financial and accounting expertise", as defined in regulations promulgated under the Companies Law. The Company believes that the election of Messrs. Merszei and Eckhaus will strengthen the independence and professionalism of the Board of Directors and will enhance its international and global perspective.

If elected, each of Mr. Merszei and Mr. Eckhaus will be entitled to receive the compensation set forth in Item 3 below, subject to shareholder approval. In the event that shareholder approval is not received for Item 3, then if elected, pursuant to the Company's Board of Directors resolution, each such nominee will be entitled to receive the same amount of cash compensation that is currently paid to our directors, which is equal to the maximum amount payable to external directors pursuant to the regulations promulgated under the Companies Law. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors. Mr. Borgas is our Chief Executive Officer and will not receive additional compensation for his service as a director.

A brief biography of each nominee is set forth below:

Geoffery E. Merszei. Mr. Merszei serves as the Chairman of the Board of Zolentis AG, Switzerland. From 1977 to 2001 and from 2005 to 2013, Mr. Merszei served in a number of positions at The Dow Chemical Company, including as its Executive Vice President (2005 to 2012) and Chief Financial Officer (2005 to 2009) and as the CEO and Chairman of the Board of Dow Europe, Middle East and Africa (2009 to 2012). Mr. Merszei also served as a director of The Dow Chemical Company from 2005 to 2009 and as a director of a number of Dow’s subsidiaries. Mr. Merszei also served as the Executive Vice President and Chief Financial Officer of Alcan Inc. from 2001 to 2005. Mr. Merszei also served as a director of Dow Corning Corporation (2005 to 2010) and of the Chemical Financial Corporation and Chemical Bank (2006 to 2010). Mr. Merszei previously served as an executive committee member of the European Chemical Industry Council (CEFIC) (2009 to 2012). Mr. Merszei holds a B.A. in Economics from Albion College, Michigan, U.S.A.

Shimon Eckhaus. Mr. Eckhaus serves as the President of Worldwide Integrated Network Ltd. Mr. Eckhaus also serves on the board of directors of Orbit Technologies Ltd. and AqWise Ltd. He also serves as a strategic and marketing advisor to a number of private and public companies. From 2009 to 2011, Mr. Eckhaus served as the Chairman of the Board of Starling Advanced

Communications Ltd. and as a member of the board of directors of Israel Electric Corporation Ltd. and O.D.F Optronics Ltd. From 2005 to 2009, Mr. Eckhaus served as the Chief Executive Officer of ImageSat International N.V. From 1986 to 2005, he served in various positions at Israel Aerospace Industries Ltd., including Executive Vice President for Business Development and Marketing. Mr. Eckhaus holds a B.Sc. in Materials and Process Engineering, including a specialization in Nuclear Engineering, and an M.Sc. in Materials and Processing Engineering, both from Ben Gurion University of the Negev, in Beer-Sheva.

Stefan Borgas. Mr. Borgas has served as our Chief Executive Officer since September 2012. Mr. Borgas previously served as Chief Executive Officer of Lonza-Group (2004 to 2012) and is a director at Syngenta Group. He holds a B.A. in Business Administration from the University of Saarbrucken (Germany) and an M.B.A. from the University of St. Gallen (Switzerland).

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the election of each of the directors set forth above.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Geoffery E. Merszei be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shimon Eckhaus be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Stefan Borgas be elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Approval of the Cash and/or Equity Compensation of Certain Directors

At the Meeting, you will be asked to approve the cash compensation for each of our external directors and our other directors who serve from time to time (the "Non-Executive Directors"), other than (i) our directors who serve from time to time and are then employed by Israel Corp. (the “IC Directors”), who do not receive additional fees for their services as directors of the Company since their fees are included in the annual management fees we pay to Israel Corp. pursuant to the Management Agreement (as defined in Item 4), and (ii) executives of the Company who serve from time to time, including our Chief Executive Officer, Mr. Stefan Borgas. For the avoidance of doubt, Mr. Aviad Kaufman is considered a Non-Executive Director. In addition, at the Meeting you will be asked to approve an equity grant to each of our directors (including the IC Directors), except for Mr. Borgas. See Item 4 below for more details relating to the Management Agreement. Our currently serving IC Directors are Messrs. Nir Gilad, Avisar Paz and Eran Sarig.

The compensation of external directors is strictly governed by the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 5760-2000, as amended (the “Compensation Regulations”). We propose to pay the same cash and equity compensation to all of our Non-Executive Directors, whether or not they are external directors, all in accordance with Section 8B of the Companies Regulations (the so-called "relative compensation" track). Accordingly, if any changes to director compensation are made from time to time, including additional equity grants, which changes or grants would require shareholder approval under Israeli law, such changes or grants will apply to all of our Non-Executive Directors, whether or not they are external directors. In addition, we propose to make an equity grant to each of our IC Directors on the same terms and conditions as our Non-Executive Directors.

Under the Companies Law, the compensation of directors must comply with the company's compensation policy and requires the approval of the compensation committee, board of directors and shareholders, in that order. On January 25, 2015, our Human Resources and Compensation Committee of the Board of Directors (the “Compensation Committee”) and, on January 26, 2015, our Board of Directors approved the below compensation terms, which are in compliance with the terms and conditions set forth in the Company’s Compensation Policy for Office Holders, subject to shareholder approval.

Cash Compensation

The cash component of the compensation that we propose to pay to our Non-Executive Directors consists of a fixed annual fee of NIS 200,000 (currently equivalent to approximately $50,850) and a per meeting attendance fee. The current annual fee is NIS 148,575 (currently equivalent to approximately $37,777) for expert directors and NIS 111,345 (currently equivalent to approximately $28,310) for directors who do not meet the qualifications of an expert director. The proposed attendance fee will equal the lowest fee payble to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as adjusted from time to time. Accordingly, the current proposed amount of the attendance fee is NIS 3,205 (currently equivalent to approximately $815) per meeting for directors who meet the qualifications of an expert directorand NIS 2,410 (currently equivalent to approximately $613) per meeting for directors who do not meet the qualifications of an expertdirector. The cash fees will be payable in accordance with the Compensation Regulations and the Compensation Policy. Since the attendance fee that we currenlty pay is NIS 5,715 (currently equivalent to approximately $1,453) per meeting for expert directors and NIS 4,285 (currently equivalent to approximately $1,090) for directors who do not meet the qualifications of an expert director, and the Compensation Regulations do not permit lowering the compensation of an external director in the midst of a three-year term, the proposed reduction in the attendance fee will be effective commencing on August 29, 2015, the date on which Dr. Miriam Haran's new term will commence. Until then, we will continue paying our Non-Executive Directors the currently-in-effect attendance fee.

The currency translations set forth above are based on the representative exchange rate of NIS 3.933 to $1.00, as published by the Bank of Israel on January 21, 2015.

Equity Grant

The equity component of the proposed director compensation consists of a one-time annual grant of restricted Ordinary Shares to each Non-Executive Director and IC Director with a value per grant of approximately NIS 260,000 (currently equivalent to approximately $66,107) (the “Restricted Shares”). Based on the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of approval by our Board of Directors, or NIS 28.64 (currently equivalent to approximately $7.28) per share, each applicable director will be entitled to 9,078 Restricted Shares. The Restricted Shares will fully vest in three installments over a period of three years, as follows, provided that the applicable director continues to serve on the applicable vesting date: (i) 50% will vest on August 28, 2015 (the "First Vesting Date"); (ii) 25% will vest on the second anniversary of the date of the Meeting; and (iii) 25% will vest on the third anniversary of the date of the Meeting. If a director is appointed by the Board of Directors prior to our next annual general meeting of shareholders, he or she will receive a pro rata number of Restricted Shares on the same terms and conditions as the other serving directors, mutatis mutandis.

Assuming the election at the Meeting of all the applicable nominees named in this Proxy Statement, an aggregate of 99,858 Restricted Shares will be issued to 11 directors pursuant to this resolution, constituting approximately 0.008% of the issued and outstanding share capital of the Company and approximately 0.008% of the voting rights (approximately 0.008% of the issued and outstanding share capital of the Company and approximately 0.008% of the voting rights, on a fully diluted basis).

The Restricted Shares granted to Israeli residents will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Restricted Shares being held by a trustee for two years after the date of grant. Section 102 may not be applicable to the Restricted Shares granted to non-Israeli residents. The Restricted Shares of these offerees will be deposited with the trustee without the lock-up provision referenced above.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee. Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The Restricted Shares (except for the afore-metioned vesting schedule thereof) will be subject to the conditions of the Equity Compensation Plan (2014) (the “2014 Plan”), which is described in detail in the Outline of an Offer of Securities to Employees, filed by the Company on August 20, 2014 via MAGNA, an English translation of which is available on our website at www.icl-group.com under “Investors—Reports—Immediate Reports”.

Reasons for the Proposal

The Compensation Committee and Board of Directors commissioned two leading international consulting firms, which prepared reports on the terms of compensation of non-executive directors in peer companies, as defined in the Company's Compensation Policy for Office Holders. The reports indicated that most peer companies provide annual cash and equity compensation to their non-executive directors and some also pay a per meeting attendance fee. According to the Compensation Regulations, the Company is required to pay a per meeting attendance fee. The terms of the proposed director compensation is in the lower percentiles of the ranges provided in the reports.

The proposed vesting schedule of the Restricted Shares resulted from various constraints. First, our Compensation Policy for Office Holders provides for a gradual three-year vesting schedule. At the same time, Israeli law limits the length of service of certain directors to nine-years and, accordingly, the terms of two of them are scheduled to expire around the end of August 2015. Furthermore, the applicable provisions of the Compensation Regulations require that all of our Non-Executive directors receive the same compensation. Given the three-year vesting schedule, which is longer than the vesting schedules of directors' equity grants in many other companies, we have decided not to impose a minimum share ownership requirement on our directors. When our Compensation Policy for Office Holders is renewed, we may consider changing the vesting schudule of equity grants of directors and imposing minimum share ownership requirements.

The Compensation Committee and Board of Directors noted in their approval that the proposed compensation is intended to compensate our Non-Executive Directors and IC Directors for their services and their contributions to our development and in order to help ensure the Company’s continued ability to attract and retain Board members of the highest professional level and reputation, domestically and internationally. In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed grant of Restricted Shares is to motivate these directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our directors and their additional responsibility in light of the recent listing of our Ordinary Shares on the NYSE. Finally, the proposed compensation package for our Non-Executive Directors is meant to provide the same compensation to all of our Non-Execuive Directors, whether or not they are external directors. In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed director compensation is in the best interests of the Company and our shareholders.

Assignment to Controlling Shareholders

We have been informed that some or all of our IC Directors may assign their Restricted Shares (or the economic benefit derived therefrom) to Israel Corp., subject to the resolution of the applicable tax ramifications. In addition, we have been informed that Mr. Aviad Kaufman has agreed to assign to Millennium his cash compensation paid by the Company (including compensation previously paid) and may assign his Restricted Shares (or the economic benefit derived therefrom) to Millennuim, as well. See “Principal Ordinary Shareholders” on Page 3 and 4 above for more information about Millennium. Mr. Kaufman is the Chief Financial Officer of Quantum Pacific (UK) LLP, a private entity which is part of the group related to Mr. Idan Ofer, and a director of Israel Corp. At the request of any of the IC Directors or Mr. Kaufman, we will postpone the issuance of Restricted Shares to such director until the resolution of the applicable tax ramifications.

Required Approval

Pursuant to the Companies Law and the Compensation Regulations, the approval of the cash and equity compensation of our Non-Executive Directors (excluding Mr. Kaufman) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) are voted in favor thereof or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See Item 1 under “Required Approval” for a discussion of personal interests and voting procedures.

Our controlling shareholders may have a personal interest in the compensation of our IC Directors and Mr. Kaufman and the possible assignment thereof (or the economic benefit derived therefrom) to Israel Corp. and/or to Millenium, as applicable. Accordingly, pursuant to the Companies Law, the approval of the compensation of our IC Directors and Mr. Kaufman and the possible assignment of their compensation to Israel Corp. and/or to Millenium, as applicable, requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See Item 1 under “Required Approval” for a discussion of personal interests and voting procedures.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the cash and equity compensation terms of the Company's directors who serve from time to time, whether or not they are external directors, other than those who are employed by Israel Corporation Ltd. or the Company and other than Mr. Aviad Kaufman, all as described in Item 3 of the Proxy Statement, be, and the same hereby are, approved.

RESOLVED, that the grant of Restricted Shares to each of the Company's directors who are employed by Israel Corporation Ltd., and, if applicable, the assignment thereof (or of the economic benefit thereof) to Israel Corporation Ltd., and the cash and equity compensation terms of Mr. Kaufman and the assignment thereof (or of the economic benefit thereof) to Millennium Investments Elad Ltd., all as described in Item 3 of the Proxy Statement, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Approval of Amendment and Renewal of the Management Services Agreement with Israel Corporation Ltd. and/or H.L. Management and Consulting (1986), Ltd.

On October 5, 2011, our shareholders approved an agreement for the receipt of management services between us and Israel Corp. and H.L. Management and Consulting (1986), Ltd. (“HLMC”), a company wholly owned by Israel Corp., for an annual management fee of $3,500,000 plus VAT (the “Management Agreement”). Since the term of the Management Agreement expired on December 31, 2014, we propose to renew the agreement, with retroactive effect as of January 1, 2015, for an additional term of three years, expiring on December 31, 2017, and to include a provision that upon the approval of the compensation to be paid to an Executive Chairman of the Board of Directors, the annual management fee will be reduced to $1,000,000, plus VAT. If an Executive Chariman is appointed and subsequently ceases to serve as such, the annual management fee will revert back to the original fee of $3,500,000, plus VAT.1 The fee payable in respect of a partial year will be pro rated. Finally, we propose to amend the Management Agreement to permit the grant to our IC Directors of equity compensation, subject to shareholder approval of any particular grant.2 The Compensation Committee and the Board of Directors reviewed the management fees paid by companies in the "TASE 100" index and took into account the unique facts and circumstances of the Company. The other terms of the Management Agreement shall remain unchanged.

The Management Agreement was approved by the Compensation Committee and by the Board of Directors on January 25, 2015 and January 26, 2016, respectively. The following is a summary of the other principal terms of the Management Agreement:

1.
Israel Corp. will grant the Company and its subsidiaries, throughout the term of the Management Agreement, management services in areas of their activities, which include service of certain Israel Corp. office holders as directors in the Company, regular general advice, including professional, financial, strategic, advocacy and managerial advice (the “Management Services”). The parties to the Management Agreement may decide by mutual consent that the scope of the Management Services should be broadened to additional areas.

2.
The Management Services will be granted to the Company and its subsidiaries by officers and/or office holders of Israel Corp., and if necessary also by employees and/or consultants of Israel Corp., depending on the needs of the Company and the subsidiaries.

3.
The annual management fee will be paid in 12 monthly installments, where the payment for each calendar month will be made in the following calendar month against the issuance of a statutory tax invoice by Israel Corp. Each payment will be made in New Israeli Shekels at the representative exchange rate of the dollar known on the date of payment.

1 It is noted that, in addition to the management fee, the Company will pay for administrative services for our Chairman of the Board in an aggregate cost to the Company of approximately $250,000 per year.
2 As described in Item 3 above, we propose to grant to each of our three IC Directors Restricted Shares having a value of NIS 260,000 per director, and some or all of our IC Directors may assign their Restricted Shares (or the economic benefit derived therefrom) to Israel Corp., subject to the resolution of the applicable tax ramifications.

4.	During the term of the Agreement, the Company will not pay cash compensation to its directors who are employed by Israel Corp. or HLMC.

5.
The Management Agreement is for a term of three (3) years, and will be in force from January 1, 2015 to December 31, 2017. At the end of the term of the Management Agreement, the parties to the Management Agreement may decide to extend it, subject to the approvals required under applicable law.

Required Approval

Since Israel Corp., our controlling shareholder, has a personal interest in this resolution, pursuant to the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See Item 1 under “Required Approval” for a discussion of personal interests and voting procedures.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment and renewal of the Management Agreement with Israel Corp. as described in the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than February 2, 2015.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than February 6, 2015. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,

Lisa Haimovitz
Vice President, General Counsel
and Corporate Secretary

Dated: January 26, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: January 26, 2015